UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of November 2024.
Commission File Number 33-65728
CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)
El Trovador 4285, Santiago, Chile (562) 2425-2000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F:_X_ Form 40-F

SQM ANNOUNCES A SPODUMENE CONCENTRATE BIDDING EVENT

Perth, Australia, November 7, 2024 –Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) announced today that SQM International Lithium (SQMi) is working with Metalshub, a leading software provider specializing in procurement and sales software for the metals and mining industry. SQM International will leverage Metalshub’s cloud-based solutions to sell lithium products via electronic bidding events.

“We are excited about conducting a spodumene concentrate bidding event on November 20th on the metals-hub.com platform. Additionally, thanks to the positive feedback received from market participants, we anticipate conducting further events during 2025. Through this initiative, SQMi expects to promote fair and more transparent pricing information enhancing the lithium market efficiency”, concluded Mark Fones, CEO of SQM International Lithium.

Bidding Event Details:
•Date: November 20th, 2024
•Quantity: 10,000 tons +/-5%
•Delivery Terms: CIF Qinzhou China or main Chinese port.
•Country of Origin: Perth, Australia
•Currency: USD

About SQM
SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets.

For further information, contact:

Gerardo Illanes / gerardo.illanes@sqm.com
Isabel Bendeck / isabel.bendeck@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com
Pablo Pisani / pablo.pisani@sqm.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: November 7, 2024	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

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